SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding poll results of annual general meeting for the year 2019 of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          an announcement regarding list of directors and their roles and function of the Registrant;

Each made by the Registrant on May 19, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Poll Results of Annual General Meeting for the Year 2019

I. CONVENING AND ATTENDANCE OF THE AGM

China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) held its annual general meeting for the year 2019 (the “AGM” or the “Meeting”) at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC on Tuesday, 19 May 2020 at 9:00 a.m.

1. Number of shareholders and authorised proxies attending the AGM		135
of which:	A shareholders	132
	H shareholders	3
2. Total number of valid voting shares held by the attending shareholders or proxies		96,666,311,243
of which:	A shareholders	83,861,202,730
	H shareholders	12,805,108,513
3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the shareholders to attend and validly vote at the AGM (%)		79.842525
of which:	A shareholders	69.266015
	H shareholders	10.576510

As at the registration date (i.e. at the close of business on 17 April 2020), the total number of shares issued by Sinopec Corp. was 121,071,209,646 shares. The total number of shares entitling the shareholders to attend and vote on the resolutions at the AGM was 121,071,209,646 shares. The shareholders of the Company did not hold any shares that entitling the shareholder to attend and abstain from voting in favour or that are required to abstain from voting. Nor had any shareholders of the Company stated their intention in the circular of Sinopec Corp. dated 29 March 2020 or the supplemental circular of Sinopec Corp. dated 23 April 2020 to vote against any resolution or to abstain from voting at the AGM.

The AGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Zhang Yuzhuo, Chairman of the Board, chaired the AGM. The Company currently has 9 Directors as at the time of the AGM. Mr. Zhang Yuzhuo, as Chairman of the Board, Mr. Ma Yongsheng, Mr. Yu Baocai, as Directors, attended the AGM. Due to the necessity for downsizing the group gathering during Covid-19, Mr. Ling Yiqun, Mr. Li Yong, as Directors, Mr. Tang Min, Mr. Fan Gang, Mr. Cai Hongbin and Mr. Ng, Kar Ling Johnny, as Independent Non-executive Directors did not attend the AGM. The Company currently has 8 Supervisors as at the time of the AGM. Mr. Zhao Dong, Chairman of the Board of Supervisors of Sinopec Corp., Mr. Jiang Zhenying, as Supervisor, attended the AGM. Due to the necessity for downsizing the group gathering during Covid-19, Mr. Sun Huanquan, Mr. Yu Renming, Mr. Li Defang, as Employees’ Representative Supervisors, Mr. Yang Changjiang, Mr. Zhang Baolong and Mr. Zou Huiping, as Supervisors, did not attend the AGM. Ms. Shou Donghua, as Chief Financial Officer was present at the AGM. Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (“PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II. POLL RESULTS OF THE AGM

Ordinary Resolutions:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. for 2019.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,858,829,233	99.998287	1,436,600	0.001713
H Share	12,763,826,088	99.784951	27,507,625	0.215049
Total	96,622,655,321	99.970053	28,944,225	0.029947

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for 2019.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,858,821,333	99.998277	1,444,500	0.001723
H Share	12,763,805,888	99.784793	27,527,825	0.215207
Total	96,622,627,221	99.970024	28,972,325	0.029976

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2019 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,858,849,633	99.998312	1,415,800	0.001688
H Share	12,764,144,188	99.787438	27,189,525	0.212562
Total	96,622,993,821	99.970404	28,605,325	0.029596

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2019.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,860,457,330	99.999282	601,800	0.000718
H Share	12,802,877,453	99.982577	2,231,060	0.017423
Total	96,663,334,783	99.997069	2,832,860	0.002931

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2020.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,860,456,330	99.999281	602,800	0.000719
H Share	12,802,547,553	99.980000	2,560,960	0.020000
Total	96,663,003,883	99.996727	3,163,760	0.003273

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2020, and to authorise the Board to determine their remunerations.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,855,786,744	99.993547	5,411,786	0.006453
H Share	12,686,412,498	99.073212	118,676,015	0.926788
Total	96,542,199,242	99.871633	124,087,801	0.128367

Special Resolutions:

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,675,425,968	99.781179	183,501,262	0.218821
H Share	3,031,868,965	27.684493	7,919,637,124	72.315507
Total	86,707,294,933	91.453326	8,103,138,386	8.546674

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,619,908,321	99.714816	239,152,709	0.285184
H Share	2,392,181,069	21.842652	8,559,699,020	78.157348
Total	86,012,089,390	90.719582	8,798,851,729	9.280418

Ordinary Resolutions:

9.	To elect Mr. Liu Hongbin as an executive director of the seventh session of the board of directors of the Company.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,848,891,400	99.985576	12,096,230	0.014424
H Share	12,230,909,336	95.515859	574,199,177	4.484141
Total	96,079,800,736	99.393484	586,295,407	0.606516

10.	To consider and approve the provision of external guarantees.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,842,786,114	99.978208	18,274,716	0.021792
H Share	12,035,736,425	94.023034	765,101,688	5.976966
Total	95,878,522,539	99.189571	783,376,404	0.810429

III. WITNESS BY LAWYERS

Mr. Gao Wei and Ms. Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the eligibility of the convenor of the AGM, the eligibility of the shareholders (or their proxies) attending the AGM and the voting procedures at the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the AGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of the voting at the AGM.

IV. DOCUMENTS FOR INSPECTION

1.	The Resolutions passed at the AGM as signed and confirmed by all the attending Directors and the recorder with the Board’s seal;

2.	The Legal Opinion as signed by the person in charge of the witness law firm with the law firm’s seal.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board
Beijing, PRC
19 May 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Liu Hongbin
•	Ling Yiqun

Non–Executive  Directors
•	Zhang Yuzhuo
•	Yu Baocai
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Fan Gang
•	Cai Hongbin
•	Ng, Kar Ling Johnny

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Ma Yongsheng
Ling Yiqun
Fan Gang
Cai Hongbin

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee
Function	Name
Chairman	Fan Gang
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Nomination Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Fan Gang

Beijing, 19 May 2020
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng #, Yu Baocai*, Liu Hongbin #, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 20, 2020